APPLICATION TO STRIKE FROM LISTING AND REGISTRATION

(1)	Name of Issuer:
Commerce Group Corp.

(2)	Class of Securities:
Common stock $.10 Par Value

(3)	Reasons for proposed withdrawal from listing and registration:

Pursuant to Chapter XXVII, paragraph 2260, section 1 of the Rules of the Boston Stock Exchange, Inc. (the "Exchange"), the Exchange is filing for delisting of the common stock of the Company due to its failure to meet Exchange maintenance requirements.

The following is a chronology of events leading up to the
Exchange's request to withdraw the common stock of the Company from
listing and registration.   On January 29, 1999 the Company was
notified by the Exchange that, based on advice of
Exchange's General Counsel, that trading would be suspended due to the fact that the primary market, Nasdaq, had suspended trading due
to public interest concerns.   The Company provided additional
information on the suspension on February 1, 1999 and sent out a press release on this matter.
On February 8, 1999 the Exchange contacted the Company to
further discuss this matter concerning the outstanding Nasdaq issues. On April 5, 1999 the Exchange received from the Company a copy of Nasdaq's decision to delist the Company dated March 31, 1999.
On April 20, 1999 the Exchange sent a letter to the Company concerning
this matter.   The Exchange contacted Nasdaq on May 4, 1999 to
determine if the Company had appealed the delisting decision.
No such appeal had been received.   On August 16, 1999 the Exchange
contacted the Company concerning the continued suspension.
On August 23, 1999 the Exchange sent the Company a list of benefits to
 listing.   The Company indicated that it was adverse to paying
outstanding dues during the suspension period.   On January 27, 2005
 the Exchange sent the Company a letter requesting response to certain matters, including outstanding dues, a corporate governance inquiry, Bulletin Board trading, and a request to submit an additional share
 application.   The Exchange requested a response by Wednesday
February 9, 2005.   The Exchange sent a reminder on February 8, 2005.
   No response was received from the Company.   The Exchange followed
 with a letter and spoke to the Company president on February 11, 2005 indicating that it would pursue delisting.

Based on the foregoing, it is proposed to remove the common stock from listing and registration effective at the opening of business on Thursday May 18, 2006.

BOSTON STOCK EXCHANGE
INCORPORATED

Date:	May 4, 2006

By: ____________________________
Anthony K. Stankiewicz, Esq.
VP, CGO